SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B) AND (C)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                         (Amendment No. ______________)*



                          OUTSOURCE INTERNATIONAL, INC.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   690131 10 7
                                   -----------
                                 (CUSIP Number)



         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



  CUSIP No.     690131 10 7                              13G                                      Page 2 of 9 Pages
            ---------------------

-------------- -----------------------------------------------------------------------------------------------------
     1         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Paul M. Burrell

-------------- -----------------------------------------------------------------------------------------------------
     2         Check the Appropriate Box if a Member of a Group                                            (a)
               (See Instructions)                                                                          (b)

-------------- -----------------------------------------------------------------------------------------------------
     3         SEC Use Only


-------------- -----------------------------------------------------------------------------------------------------
     4         Citizenship or Place of Organization

               USA

--------------------------- ----- ----------------------------------------------------------------------------------
                                5 Sole Voting Power

        NUMBER OF                 112,492
         SHARES             ----- ----------------------------------------------------------------------------------
      BENEFICIALLY              6 Shared Voting Power
        OWNED BY
          EACH                    392,612
        REPORTING           ----- ----------------------------------------------------------------------------------
         PERSON                 7 Sole Dispositive Power
          WITH
                                  112,492
                            ----- ----------------------------------------------------------------------------------
                                8 Shared Dispositive Power

                                  392,612
-------------- -----------------------------------------------------------------------------------------------------
     9         Aggregate Amount Beneficially Owned by Each Reporting Person

               505,104
-------------- -----------------------------------------------------------------------------------------------------
    10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)

-------------- -----------------------------------------------------------------------------------------------------
    11         Percent of Class Represented by Amount in Row (9)

               5.8%
-------------- -----------------------------------------------------------------------------------------------------
    12         Type of Reporting Person (See Instructions)

               IN
-------------- -----------------------------------------------------------------------------------------------------


  CUSIP No.     690131 10 7                              13G                                      Page 3 of 9 Pages
            ---------------------
-------------- -----------------------------------------------------------------------------------------------------
     1         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Susan Burrell

-------------- -----------------------------------------------------------------------------------------------------
     2         Check the Appropriate Box if a Member of a Group                                            (a)
               (See Instructions)                                                                          (b)

-------------- -----------------------------------------------------------------------------------------------------
     3         SEC Use Only


-------------- -----------------------------------------------------------------------------------------------------
     4         Citizenship or Place of Organization

               USA

--------------------------- ----- ----------------------------------------------------------------------------------
                                5 Sole Voting Power

        NUMBER OF                 45,500
         SHARES             ----- ----------------------------------------------------------------------------------
      BENEFICIALLY              6 Shared Voting Power
        OWNED BY
          EACH                    392,612
        REPORTING           ----- ----------------------------------------------------------------------------------
         PERSON                 7 Sole Dispositive Power
          WITH
                                  45,500
                            ----- ----------------------------------------------------------------------------------
                                8 Shared Dispositive Power

                                  392,612
 -------------- -----------------------------------------------------------------------------------------------------
     9         Aggregate Amount Beneficially Owned by Each Reporting Person

               438,112
-------------- -----------------------------------------------------------------------------------------------------
    10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)

-------------- -----------------------------------------------------------------------------------------------------
    11         Percent of Class Represented by Amount in Row (9)

               5.1%
-------------- -----------------------------------------------------------------------------------------------------
    12         Type of Reporting Person (See Instructions)

               IN
-------------- -----------------------------------------------------------------------------------------------------


                                Page 4 of 9 Pages


Item 1.

         (a)      Name of Issuer:

                  OutSource International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

Item 2.

         (a)      Name of Persons Filing:

                           Paul M. Burrell and Susan Burrell

         (b)      Address of Principal Business Office or if None, Residence:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.001

         (e)      Cusip Number:

                  690131 10 7

Item 3.

         N/A

Item 4.  Ownership

         A.(a)    Amount Beneficially Owned by Paul M. Burrell:         505,104

                  Includes 66,529 shares held of record by Mr. Burrell, 392,612 held of record as joint tenants by the entireties with Susan Burrell, and options to purchase 45,963 shares.

         (b)      Percent of Class: 5.8%

                               Page 5 of 9 Pages

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           112,492

                  (ii)     Shared power to vote or to direct the vote:
                           392,612

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  112,492

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   392,612

         B.(a)    Amount Beneficially Owned by Susan Burrell:           438,112

                  Includes 45,500 shares held of record and 392,612 held of record as joint tenants by the entireties with Paul M. Burrell.

         (b)      Percent of Class: 5.1%

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           45,500

                  (ii)     Shared power to vote or to direct the vote:
                           392,612

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  45,500

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   392,612

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

                               Page 6 of 9 Pages

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A



                          REMAINDER OF PAGE LEFT BLANK

                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


                                                     /s/ Paul M. Burrell
                                                     -------------------
                                                     Paul M. Burrell


                                                     /s/ Susan Burrell
                                                     -----------------
                                                     Susan Burrell

                               Page 8 of 9 Pages

                                    EXHIBITS


Exhibit A         Joint Filing Agreement

Exhibit B         Power of Attorney*


------------------------

         *Incorporated by reference to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 17, 1998.

                               Page 9 of 9 Pages


                                    Exhibit A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 12th day of February, 1999.



                                                     /s/ Paul M. Burrell
                                                     -------------------
                                                     Paul M. Burrell


                                                     /s/ Susan Burrell
                                                     -------------------
                                                     Susan Burrell